SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)
                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)

                        INTEGRATED HEALTH SERVICES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           ROTECH MEDICAL CORPORATION
--------------------------------------------------------------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)


5  1/4%  CONVERTIBLE   SUBORDINATED   DEBENTURES  DUE  2003  OF  ROTECH  MEDICAL
CORPORATION
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   778901 AB 4
--------------------------------------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                             MARSHALL A ELKINS, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        INTEGRATED HEALTH SERVICES, INC.
                             10065 RED RUN BOULEVARD
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 998-8400
                              (410) 998-8500 (FAX)
--------------------------------------------------------------------------------
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                   COPIES TO:


     Carl E. Kaplan, Esq.                            LESLIE A. GLEW, ESQ.
 Fulbright & Jaworski L.L.P.                   INTEGRATED HEALTH SERVICES, INC.
       666 Fifth Avenue                           10065 RED RUN BOULEVARD
   New York, New York 10103                     OWINGS MILLS, MARYLAND 21117
        (212) 318-3000                                (410) 998-8573
     (212) 752-5958 (FAX)                          (410) 998-8500 (FAX)


                                NOVEMBER 5, 1997
--------------------------------------------------------------------------------
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                                  INTRODUCTION

          This Amendment No. 1 to the Schedule 13E-4 (the "Schedule 13E-4"), which constitutes the Final Amendment to the Schedule 13E-4 (the "Final Amendment"), is filed by RoTech Medical Corporation ("RoTech"), a Florida corporation and wholly owned subsidiary of Integrated Health Services, Inc. ("IHS"), in connection with the change of control offer (the "Offer") by RoTech to purchase for cash, on the terms and subject to the conditions set forth in the Change of Control Notice and Offer to Purchase dated November 5, 1997 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4, all of the outstanding 5 1/4% Convertible Subordinated Debentures due 2003 of RoTech (the "Debentures"). The Offer was terminated at 5:00 p.m., New York City time, on December 5, 1997.



ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 4 is hereby amended by adding the following paragraph:

          The Offer was terminated at 5:00 p.m., New York City time, on December 5, 1997. According to PNC Bank, Kentucky, Inc., the depositary for the Offer, there was validly tendered pursuant to the Offer $107,836,000 aggregate principal amount of Debentures, representing 98% of the outstanding Debentures. Pursuant to the Offer, RoTech has accepted for payment all such Debentures validly tendered in accordance with the terms of the Offer.

ITEM 8.   ADDITIONAL INFORMATION.

          Item 8(e) is hereby supplemented and amended by adding the following information thereto.

          The Expiration Date of the Offer, which was scheduled for 5:00 p.m. New York City time on Thursday, December 4, 1997, has been extended to 5:00 p.m. New York City time on Friday, December 5, 1997. In addition, on December 5, 1997, IHS issued a press release announcing the extension of the Expiration Date. The information set forth in such press release, which is filed as Exhibit
(a)(6) hereto, is incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          (a)(6) Press Release dated December 5, 1997, issued by Integrated Health Services, Inc.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               ROTECH MEDICAL CORPORATION



                                       By: /s/ W. Bradley Bennett
                                           ------------------------
                                           Name:  W. Bradley Bennett
                                           Title:  Executive Vice President--
                                                Chief Accounting Officer

Date:  December 15, 1997